SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Press Release: Prana Updates Progress on PBT2 Trials in Alzheimer’s and Huntington’s Diseases

Prana Updates Progress on PBT2 Trials in Alzheimer’s and Huntington’s Diseases

MELBOURNE, September 13, 2013: Prana Biotechnology (ASX:PBT / NASDAQ:PRAN), a leading global developer of first-in-class treatments for neurodegenerative disease, has today provided an update on three clinical trials testing its proprietary drug, PBT2, in Alzheimer’s and Huntington’s diseases.

Huntington REACH 2HD Trial

The Reach 2HD trial is a six month double-blind placebo controlled Phase 2 trial on 109 early-to-mid stage Huntington’s disease patients. The trial was successfully completed at the end of July 2013 with 95% of participants completing the entire six months of treatment. There has been a delay in finalising the database to achieve ‘database lock’, required before statistical analysis of the data may begin. The results, originally anticipated in the last quarter of 2013, are now expected to be reported early in 2014.

“Apart from the timing delay, which is disappointing, nothing has changed. The trial was conducted and completed to protocol, and will provide the robust data needed to meet with the FDA in 2014 as we prepare for the next PBT2 trial,” said Geoffrey Kempler, Chairman and Chief Executive Officer.

Alzheimer’s IMAGINE Trial

The IMAGINE trial is a 12 month double-blind placebo controlled Phase 2 trial in 42 prodromal and mild Alzheimer’s disease patients. The last patient was enrolled on 28 November 2012 and now 17 (40%) of patients have completed the entire 12 months of treatment. The Data Safety Monitoring Board has met on four occasions and recommended that the trial continue without changes to the protocol. The last patient will finish dosing at the end of November. Results are anticipated to be available in the first quarter of 2014.

IMAGINE Extension Trial

In July, the IMAGINE Extension open label trial was approved allowing all patients who have completed the IMAGINE trial to participate for a further 12 months.

Enrolment into the Extension trial opened (at the first site) on 23 July 2013, at which time 12 patients had already completed dosing in the initial IMAGINE trial, some up to five months prior. Of these 12 patients, eight (67%) have elected to join the Extension trial. Since the opening of the Extension trial, a further five patients have completed treatment in the initial IMAGINE trial and all five (100%) have elected to continue onto the Extension trial and receive PBT2 for an additional 12 months.

“We are very excited as we approach the release of clinical trial data in the coming months. Building on a body of scientific research developed over many years, our clinical trials are designed to demonstrate the safety and efficacy of PBT2 in two devastating diseases,” said Mr Kempler.

Contacts: USA: Vivian Chen Grayling T: +1 646-284-9472 E: vivian.chen@grayling.com	USA: Christopher Chu Grayling T: +1 646-284-9426 E: christopher.chu@grayling.com

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

September 13, 2013